Exhibit 4.2

February 26, 2004

Best Buy Canada Ltd.

8800 Glenlyon Parkway

Burnaby, British Columbia

V5J 5K3

Attention:	Mr. Kevin Layden
President and Chief Operating Officer

Dear Sirs:

We refer to the offer letters (the “Existing Offer Letters”) from HSBC Bank Canada (the “Bank”) to Best Buy Canada Ltd./Magasins Best Buy Ltée (the “Borrower”) dated September 13, 2002, September 16, 2003 and January 20, 2004.  On the basis of information provided by you in connection with your request for the Bank’s consent to the proposed internal reorganization of the Borrower scheduled to occur on or before February 29, 2004, pursuant to which:

(i)                                   the Borrower and its sole parent corporation, Future Shop Acquisition, Inc. (“Acquisitionco”) shall amalgamate under the name Best Buy Canada Ltd./Magasins Best Buy Ltée (“BYCA-Amalco”) (the “Amalgamation”); and

(ii)                                the indebtedness in the aggregate principal amount of $610,000,000, together with interest accrued thereon, owed by the Borrower to Acquisitionco (the “Subordinated Debt”) shall either be extinguished as a result of the Amalgamation by operation of law or repaid, wholly or in part, prior to the Amalgamation, we are pleased to advise that the Bank consents to the transactions contemplated by such internal reorganization as set out above (the “Consent”) and has authorized the continued availability of the credit facilities set out in the Existing Offer Letters (the “Loans”), subject to the following amendments:

1.                         Borrower:

1.1.                           The Borrower agrees that BBYCA-Amalco shall execute and accept this third supplemental offer letter.

Upon Amalgamation:

1.2.                           BBYCA-Amalco shall be bound by all the indebtedness, liabilities, and obligations of the Borrower to the Bank prior to the Amalgamation arising from and in connection with the Existing Offer Letters, this third supplemental offer letter, the Loan Documents to which the Borrower is a party, and the Loans; and

HSBC Bank Canada

Vancouver Main Branch

Suite 200 — 885 West Georgia Street, Vancouver, BC V6C 3G1

Tel: (604) 685-1000                    Fax: (604) 641-1808

Telex: 04-507750

1.3.                           Any reference to the “Borrower” in the Existing Offer Letters shall be deemed to be amended and substituted by BBYCA-Amalco.

2.                         Credit Facilities:

2.1.                           Subject to section 2.2 below, on March 1, 2004 all Indebtedness owed by the Borrower to the Bank in connection with the Loans shall be repaid in full and the Loans cancelled immediately thereafter.

2.2.                           All letters of credit and bank guarantees issued and outstanding at the date of this third supplemental offer letter under the Documentary Credit Sub-Facility (the “Existing Documentary Credits”) shall become the obligations of BBYCA-Amalco upon Amalgamation and shall survive the cancellation of the Loans; for great clarification, the Documentary Credit Sub-Facility shall be amended in that no further letters of credit or bank guarantees shall be issued by the Bank after the date of this third supplemental offer letter.  For greater certainty, the face amount of the outstanding letters of credit and bank guarantees amount to approximately CDN$2,440,824 (this figure includes conversion to Canadian Dollars of outstanding US Dollar letters of credit).

3.                                    Conditions Precedent:

It shall be a condition precedent to the Consent and the continued availability of the Loans that the Bank shall have received this third supplemental offer letter signed by all the parties hereto other than BBYCA-Amalco (who shall sign the letter promptly after the Amalgamation occurs).

4.                                    Repayment of Subordinated Debt:

Notwithstanding anything to the contrary contained in the Existing Offer Letters or the Loan Documents, the Subordinated Debt may be repaid to Acquisitionco provided the Subordinated Debt is not repaid from any proceeds of the Loans or extinguished by operation of the Amalgamation.

5.                                    Counterparts:

This third supplemental offer letter may be executed in one or more counterparts, by telecopier or otherwise, all of which taken together shall constitute one and the same original second supplemental offer letter.

6.                                    Guarantors:

By executing this third supplemental offer letter, each of the Guarantors hereby acknowledges and affirms to the Bank:

6.1.                              its continuing obligations under the Loan Documents to which it’s a party and, in particular, but without limitation of the foregoing, that the Loan Documents previously executed by it shall be and remain valid and continuing Loan Documents enforceable in accordance with their terms notwithstanding the Amalgamation or the repayment of the Subordinated Debt:

6.2.                              that, without limitation of the foregoing or any term or provision of the guarantee provided it, such guarantee is and shall continue to be a good, valid and continuing guarantee of and security for, as the case may be, all of the present and future indebtedness, liabilities, obligations of BBYCA-Amalco, being the Borrower for the purposes of the Existing Offer Letters on and after the Amalgamation.

Unless otherwise defined herein, all the words capitalized in this third supplemental offer letter shall have the meanings ascribed to such terms in the Existing Offer Letters.

The Existing Offer Letters shall henceforth be read and construed in conjunction with this third supplemental offer letter and shall be deemed to be amended and supplemented hereby, but only to such extent as may be necessary to give full force and effect to the provisions hereof.  Nothing contained in this third supplemental offer letter shall in any way prejudice or derogate from any provision contained in the Existing Offer Letters, except to the extent that any provision of this second supplemental offer letter may be inconsistent or conflict with any provision of the Existing Offer Letters, in which case the provisions hereof shall prevail, but save as aforesaid the Existing Offer Letters and all the terms, covenants and conditions thereof, shall be and continue to be in full force and effect as extended, supplemented and amended hereby.

Without limiting any of the foregoing, the Borrower and the Guarantors acknowledge and agree that there shall not, by virtue of any amendments to the Existing Offer Letters or the Loans effected hereby, be deemed to have been any refinancing, repayment, extinguishment or novation of any indebtedness, obligation or liability of the Borrower and Guarantors, or any of them, existing at the date of the issuance of this third supplemental offer letter.

Kindly acknowledge and confirm your agreement to and acceptance of the foregoing terms and conditions by returning the enclosed duplicate copy of this letter executed by the Borrower and Guarantors by not later than February 29, 2004.

Yours truly,

HSBC BANK CANADA

By:	/s/ Bruce Clarke	By:	/s/ John Davis

	Bruce Clarke	John Davis
	Vice President	Assistant Vice President
	Commercial Financial Services	Commercial Financial Services

• • • • • • • •

ACKNOWLEDGED AND AGREED THIS 26TH DAY OF FEBRUARY, 2004.

THE BORROWER:

BEST BUY CANADA LTD. MAGASINS BEST BUY LTÉE.

Per:         /s/ Kevin Layden

Per:         ____________________________

THE GUARANTORS:

BEST BUY CO., INC.		BEST BUY STORES, L.P. by its general partner

BBC PROPERTY CO.

Per:	/s/ Joseph M. Joyce	Per:	/s/ Joseph M. Joyce

Per:	/s/ David P. Berg	Per:	/s/ David P. Berg

ACQUISITIONCO:

FUTURE SHOP ACQUISITION, INC.

Per:         /s/ Kevin Layden

Per:         ____________________________

BBYCA-AMALCO:

BESTBUY CANADA LTD./MAGASINS BEST BUY LTÉE.

Per:         /s/ Kevin Layden

Per:         ____________________________